Exhibit 99.1

DHT Holdings, Inc. announces agreement to install scrubbers on twelve of its VLCCs

HAMILTON, BERMUDA, July 3, 2018 - DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced that it has entered into agreements to install exhaust gas cleaning systems, also know as scrubbers, on twelve of its VLCCs.  The Company has entered into agreement with Alfa Laval to supply the systems and has also secured shipyard capacity to install all systems within 2019.  The systems will be installed on ships built between 2012 and 2004, the part of the fleet that stands to achieve the greatest economic benefit.  These twelve systems will come in addition to the two systems being installed on the newbuildings DHT Bronco and DHT Mustang set for delivery later this quarter from Hyundai Heavy Industries.  As such, DHT will have a total of fourteen VLCCs fitted with scrubbers when the IMO Sulphur Cap will be implemented January 1, 2020.

The Company has received proposals to finance the majority of the project with debt and is confident to conclude this in the near future.

The Company stated:  “We look at the upcoming IMO Sulphur Cap as an opportunity for DHT rather than a threat.  We come well prepared and are very pleased with the timely project we have put in place.  This project could potentially create a super-profit for the ships in question and boost the already significant operational leverage in DHT.”

Alfa Laval is the leading supplier of shipboard exhaust gas cleaning systems with more than 100 scrubbers in operation.  Alfa Laval’s track record offers credibility with respects to timely project execution and reliable operations.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company operating a fleet of crude oil tankers in the VLCC and Aframax segments.  We operate through our wholly owned management companies in Oslo, Norway and Singapore.  For further information:  www.dhtankers.com.

Forward Looking Statements

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 24, 2018.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:

Laila C. Halvorsen, CFO
Phone:  +1 441 299 4981 and +47 984 39 935
E-mail:  lch@dhtankers.com

Erica Binde, Manager Investor Relations & Business Analysis
Phone:  +47 975 91 102
E-mail:  eb@dhtankers.com

Eliza Marshall
Cravath, Swaine & Moore LLP
825 Eighth Avenue | New York, NY 10019
(212) 474-1614
emarshall@cravath.com